UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2005
                                               Estimated average burden
                                               hours per response.............11

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 6)*


                           BOWLIN TRAVEL CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10259P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JONATHAN BROOKS
                      1999 AVENUE OF THE STARS, SUITE 2040
                              LOS ANGELES, CA 90067
                                  310-286-2929
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   MAY 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  10259P101                  13D                      Page 1 of 2 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  JONATHAN BROOKS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                           0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                 0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 10259P101                       13D                  Page 2 of 2 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                  THIS STATEMENT CONSTITUTES AMENDMENT NO. 6 TO THE SCHEDULE 13D PREVIOUSLY FILED BY THE REPORTING PERSON AND RELATES TO THE COMMON STOCK, $.001 PAR VALUE PER SHARE (THE "COMMON STOCK"), OF BOWLIN TRAVEL CENTERS, INC. (THE "ISSUER"). THE ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE IS 150 LOUISIANA NE, ALBUQUERQUE, NEW MEXICO 87108.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

            ITEM 4 IS HEREBY AMENDED AS FOLLOWS:

            THIS SCHEDULE 13D AMENDMENT NO. 6 IS BEING FILED TO REPORT THAT ON MAY 2, 2005 THE REPORTING PERSON SOLD ALL OF HIS SHARES OF THE ISSUER'S COMMON STOCK THEN HELD AND CEASED TO BE THE BENEFICIAL OWNER OF 5% OF THE COMMON STOCK OF THE ISSUER.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         ITEM 5 IS HEREBY AMENDED AS FOLLOWS:

     (a) THE REPORTING PERSON DOES NOT CURRENTLY OWN ANY SHARES OF THE COMMON STOCK OF THE ISSUER.

     (b) NOT APPLICABLE.

     (c) DURING THE PAST 60 DAYS, THE REPORTING PERSON DISPOSED OF THE FOLLOWING SHARES OF THE ISSUER'S COMMON STOCK IN BROKER'S TRANSACTIONS:

 DATE OF TRANSACTION       NO. OF SHARES SOLD          PRICE PER SHARE
 ---------------------------------------------------------------------
         3/17/06                1,500                      $1.80
         3/31/06              106,000                      $1.5783
         4/3/06                 2,000                      $1.60
         4/5/06                 6,500                      $1.60
         4/11/06                1,000                      $1.60
         4/13/06                2,000                      $1.60
         4/21/06                3,000                      $1.60
         4/25/06                2,000                      $1.60
         4/26/06                3,000                      $1.60
         5/1/06                24,000                      $1.60
         5/2/06               432,550                      $1.62

     (d) NOT APPLICABLE.
     (e) ON MAY 2, 2005, THE REPORTING PERSON SOLD ALL OF HIS SHARES OF THE ISSUER'S COMMON STOCK THEN HELD AND CEASED TO BE THE BENEFICIAL OWNER OF 5% OF THE COMMON STOCK OF THE ISSUER.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       MAY 12, 2006
                                        ----------------------------------------
                                                         (Date)


                                                    S/ JONATHAN BROOKS
                                        ----------------------------------------
                                                       (Signature)

                                                     JONATHAN BROOKS
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).